

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 10, 2010

Frank D. Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

      Re: American Commerce Solutions, Inc.
                Form 10-K for the fiscal year ended February 28, 2009
                Filed June 15, 2009
                File No. 33-98682

Dear Mr. Puissegur:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Brian Cascio
                      Accounting Branch Chief